

FAIR WIND SECRETARIAL SERVICES LIMITED
富 榮 秘 書 服 務 有 限 公 司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 三 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 九 樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   L   8th October, 2003

03032681

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
       ("the Company")
       Rule 12g3-2(b) Exemption
       File No.82-3594

PROCESSED
OCT 2 9 2003
THOMSON
FINANCIAL

    Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

    These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

    This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

    Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

    Thank you for your attention.

                                        Yours faithfully,
                                        For and on behalf of
                                FAIR WIND SECRETARIAL SERVICES
                                            LIMITED

                                            LO Tai On
                                            Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 8th October, 2003 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of movement of securities in Hong Kong

    Date : 30th September, 2003

    Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended   30th September, 2003

TO: The Research & Planning Department of The Stock Exchange of
        Hong Kong Limited

From: Starlight International Holdings Limited
        (Name of Company)

        Mr. Peter LEE Yip Wah   Tel No.: 2827 1778
        (Name of Responsible Official)

Date: 8th October, 2003

(A)   **Information of Types of Listed Equity Securities:**
      (please tick wherever applicable)

      1.   Ordinary shares   :   √

      2.   Preference shares:

      3.   Other classes of shares :   please specify: _____

      4.   Warrants   :   please specify: _____

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(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,028,879,930	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	3,028,879,930	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
		Granted	Exercised	Cancelled		
SHARE OPTIONS* Type	No. of Options				No. of Options	
1. Employee share option scheme adopted on 7th April, 1997 Exercise price: HK$0.10	21,822,528	Nil	Nil	Nil	21,822,528	
2. Employee share option scheme adopted on 12th September, 2002 Exercise price: HK$ 0.10	26,802,000	Nil	Nil	Nil	26,802,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. _____ Subscription price HK$ _____						
2. _____ Subscription price HK$ _____						

CONVERTIBLES*				
Class	Units		Converted (Units)	Units
Convertibles Notes Convertible price: HK$ _____	N/A		N/A	N/A

OTHER ISSUES OF SHARES*

Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 0

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

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